

Mail Stop 4561

October 1, 2015

Charles W. Allen
Chief Executive Officer
BTCS Inc.
1901 N Moore St, Suite 700
Arlington, VA 22209

> **Re: BTCS Inc. f/k/a Bitcoin Shop, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 10, 2015**
> **File No. 333-205277**

Dear Mr. Allen:

 We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 23, 2015 letter.

General

1.   We note your response to prior comment 3 and revised disclosure regarding your shift in focus towards your transaction verification service, though you continue to support and develop your ecommerce marketplace. Please revise your disclosure throughout to more specifically explain, and quantify to the extent possible, the nature of this strategic shift and describe in more detail the extent of the ongoing support and development of your Ecommerce Marketplace.   Also, tell us what consideration you gave to including a separately captioned risk factor under "Risks Related to Our Ecommerce Business" alerting investors to any material risks resulting from this shift in focus.

Cover Page

2.   We reissue prior comment 7 in part. Please revise your disclosure to clarify that you are registering the sale of common stock issued to the selling security holders as well as common stock underlying outstanding warrants exercisable at varying prices.

Prospectus Summary, page 3

3.   Revise your summary to disclose that your independent auditors have indicated in their report on your December 31, 2014 financial statements that there is substantial doubt about your ability to continue as a going concern.

Summary of the Offering, page 10

4.   We note your response to our prior comment 14. Tell us whether the warrant holders have agreed to exercise their warrants in connection with the offering and if so please revise the filing to indicate as such. If not, please remove the effect of the 22,116,684 shares issuable upon exercise of warrants from the amount of common stock outstanding following this offering and revise footnotes (1) and (2) accordingly.

Liquidity and Capital Resources, page 43

5.   We note your discussion on page 11 regarding your historical cash burn rate for the six months ended June 30, 2015. Please revise your liquidity disclosures to include a discussion of the minimum number of months that you will be able to conduct your planned operations using currently available capital resources. Please refer to FRC 501.03(a) and Section IV of SEC Interpretive Release 33-8350.

Business

Government Oversight, page 55

6.   We note your response to prior comment 28, where you state that the referenced information was updated or removed in this amendment.   We are unable to locate, however, any updates to your disclosures reflecting regulatory developments since 2014. It appears that your filing should reflect recent developments pertaining to the regulation of bitcoins by the U.S. Commodity Futures Trading Commission as well as any other material regulatory developments. Additionally, we note that you have deleted disclosure pertaining to the regulation of bitcoins in foreign jurisdictions. Please advise why you believe that such information is not material to an understanding of your business or further revise to include this information. Refer to Item 101(h)(4)(i)(ix) of Regulation S-K.

Certain Relationships and Related Party Transactions

Related Person Transactions with Previous Management, page 68

7.   We note your revised disclosure in response to prior comment 32, where you quantify the amounts of the transactions with your former management. Specifically, you state that the transaction with Kamron Inc. was valued at $61,413 and ASB Trading at $35,286. However, this information does not appear to reconcile to the information included in the Asset Purchase and Debt Assumption Agreement filed as exhibit 10.10 to your Form 8-K filed on February 6, 2015, and incorporated by reference into this filing, where the related party liabilities were payable in the amount of $28,585.79 to Andi Brabin and $55,913.40 to Ronnie Murphy as of February 5, 2014. Please advise.

Recent Sales of Unregistered Securities, page 80

8.   We reissue prior comment 34, insofar as you have not revised your disclosure to state the facts relied upon to make the claimed exemptions available for each transaction. We specifically note that in some instances you have not provided the date of sale nor provided the total number of unaccredited investors, where you rely on Rule 506, who participated in each transaction.   Refer to Item 701 of Regulation S-K.

You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or me at (202) 551-3457 with any other questions. If you require additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Harvey Kesner, Esq.
     Sichenzia Ross Friedman Ference LLP